Biofrontera AG: Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

09.05.2019

1. Details of the person discharging managerial responsibilities / person closely associated

a) Name

Title:
First name:	Christoph
Last name(s):	Dünwald

2. Reason for the notification

a) Position / status

Position:	Member of the managing body

b) Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a) Name

Biofrontera AG

b) LEI

391200D6GFSVFGFQTL13

4. Details of the transaction(s)

a) Description of the financial instrument, type of instrument, identification code

Type:	Share
ISIN:	DE0006046113

b) Nature of the transaction

Acquisition

c) Price(s) and volume(s)

Price(s)	Volume(s)
6.62 EUR	14,067.50 EUR

d) Aggregated information

Price	Aggregated volume
6.62 EUR	14,067.50 EUR

e) Date of the transaction

2019-05-07; UTC+2

f) Place of the transaction

Name:	Xetra
MIC:	XETR

Company:	Biofrontera AG
Hemmelrather Weg 201
51377 Leverkusen
Germany
Internet:	www.biofrontera.com